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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

Exhibit Index On Page 4.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated June 10, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____
Name of Person Filing the Document (if other than the Registrant)

345837.01-Wilmington S1A

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, June 17, 2003.

THE IT GROUP, INC.
(Registrant)

By: 
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Page No.

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

- - - - - - - - - - - - - - x	
In re:	Chapter 11
The IT Group, Inc., et al.,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	
- - - - - - - - - - - - - - x	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM NOVEMBER 30, 2002 THROUGH DECEMBER 27, 2002

PLEASE TAKE NOTICE that on June 10, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from November 30, 2002 through December 27, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

4

DKT. NO. 2888

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
June 10, 2003



/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and
Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period November 30, 2002 thru December 27, 2002

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	: Chapter 11
The IT Group, Inc., et al.,	: Case No. 02-10118 (MFW)
Debtors.	: Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD NOVEMBER 30, 2002 THROUGH DECEMBER 27, 2002 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of December 27, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
June 9, 2003



Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\My Documents\TrusteeReports\affidavit-122702.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
DECEMBER 27, 2002

	11/29/02	Reclass/ Prior Period Adjustments	December Activity	12/27/02
Current Assets:				
Cash	67,200,702	(1,227)	(7,527,472)	59,672,003
Accounts receivable	5,242,002	(5,206,016)	-	35,986
Allowance for doubtful accounts	(5,189,057)	5,189,057	-	-
Deferred income taxes	-	-	-	-
Other receivables	1,290,010	(519)	1,040,667	2,330,158
Prepaid expenses and other current assets	43,907,549	663,792	(2,685,655)	41,885,686
Total current assets	112,451,206	645,087	(9,172,460)	103,923,833
Property, plant and equipment at cost	8,103	(1,306)	-	6,797
Accumulated depreciation and amortization	(735)	308	(142)	(569)
Net property, plant and equipment	7,368	(998)	(142)	6,228
Cost in excess of net assets of acquired business	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	4,600	(4,600)	-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	112,687,507	639,489	(9,172,602)	104,154,394
Current Liabilities (Prepetition)				
Accounts payable-unsecured	43,211,780	(573,911)	-	42,637,869
Accrued wages and related liabilities-unsecured	15,289,134	-	(5,420,317)	9,868,817
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	36,810,558	(4,088,479)	-	32,722,079
Long-term debt due within 1 year-unsecured	256,622,000	861,539	-	257,483,539
Long-term debt due within 1 year-secured	488,908,605	1,735,183	-	490,643,788
Current Liabilities (Post Petition)				
Accounts payable-unsecured	49,414	(60,314)	33,977	23,077
Accrued wages and related liabilities-unsecured	4,144,856	(22,638)	(72,151)	4,050,067
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	18,681,234	-	(2,074,220)	16,607,014
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	425,728	(84,011)	23,657	365,374
Total current liabilities	896,150,695	(2,232,631)	(7,509,054)	886,409,010
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	900,558,968	(2,232,631)	(7,509,054)	890,817,283
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-	-	352,365,701
Retained earnings (deficit)	(1,141,365,299)	2,514,759	(1,663,548)	(1,140,514,088)
Cumulative translation adj.	(357,361)	357,361	-	-
Total stockholders' equity	(787,871,461)	2,872,120	(1,663,548)	(786,662,889)
Total liabilities and stockholders' equity	112,687,507	639,489	(9,172,602)	104,154,394

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
NOVEMBER 30, 2002 THRU DECEMBER 27, 2002

Revenues	35,247
Cost and expenses:	
Cost of revenues	46,528
Selling, general and administrative expense	741,691
Total cost and expenses	788,219
Operating income/(loss)	(752,972)
Gain/(loss) on sale of The IT Group Infrastructure & Environmental Italia, srl*	(8,913)
Unrealized gain/(loss) on stock held for sale	(1,420,636)
Unrealized gain/(loss) on cash surrender value (deferred compensation plan)	(39,555)
Interest income, net	202,015
Net income/(loss) before income taxes	(2,020,061)
Income tax expense/(benefit)	(356,513)
Net income/(loss) after income taxes	(1,663,548)

*Legal expenses associated with the sale of The IT Group Infrastructure & Environmental Italia, srl

//

6/9/03
4:23 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of December 27, 2002

Days Aged	Balance
0 - 30	388,451
31 - 60	-
61 - 90	-
Over 90	42,637,869
	43,026,320
Other (a)	-
Balance G/L	43,026,320

Pre Petition	42,637,869
Post Petition	388,451
	43,026,320

(a) cost accruals

6/9/03
4:23 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of December 27, 2002
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	5,242
Prior Period Adjustments	(5,206)
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	36

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	36
Retainage	-
Total Accounts Receivable	36
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	36

DEBTOR QUESTIONNAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		**X**
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		**X**
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	**X**	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	**X**	

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
December 27, 2002

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	12/27/02 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	99,505
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	3,753,997
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	46,976,446
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	4,016,765
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,392,758
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,528,729
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	376,766
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	505,746
Non-debtor Cash					11,291
					59,672,003

14

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	December 2002 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 66,639	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	473	248,594
Loans and Advances	-	-
Sale of Assets	-	69,238
Other (Reimbursements from Shaw)	2,500	15,669
DIP Draw & (Repayment)	-	50,000
Total Receipts	2,973	383,502
Disbursements		
Net Payroll & Benefits	(6,731)	(88,782)
Payroll Taxes	(1,651)	(33,903)
Sales, Use, and Other Taxes	(0)	(875)
Operating Expenses	(67)	(160,409)
Rental & Leases	-	(14,013)
Insurance	(3)	(7,844)
Administrative & Selling	(39)	(5,988)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,896)	(12,859)
U.S. Trustee Fees	(16)	(134)
Court Costs	-	-
Total Disbursements (c)	(10,404)	(342,483)
Net Cash Flow (Receipts Less Disbursements)	$ (7,431)	$ 41,019
Cash - End of Month	$ 59,208	$ 59,208

Total Disbursements	$ (10,404)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (10,404)

(a) December actual includes cash flow activity from December 1, 2002 through December 31, 2002.
(b) Professional fees include $9,171.42 and $16,574.55 to the Bayard Firm on 12/4/02 and 12/11/02, $582,195.00 and $232,265.89 to Skadden Arps on 12/4/02 and 12/18/02, $318,281.80 to Kroll Zolfo Cooper on 12/4/02, $43,716.00 to Chanin Capital Partners on 12/4/02, $349,576.26 to White & Case on 12/4/02, $73,073.80 to Freidman Kaplan Seiler & Adelman on 12/4/02, and $6,783.80 to Jefferson Wells on 12/4/02.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)